Raymond James Financial Electronic EDGAR Proof

Job Number:

Filer:

Form Type: **8-K**

Reporting Period / Event Date: **05/03/10**

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Revision Number:

This proof may not fit on letter-sized (8.5 x 11 inch) paper. If copy is cut off, please print to a larger format, e.g., legal-sized (8.5 x 14 inch) paper or oversized (11 x 17 inch) paper.

Accuracy of proof is guaranteed ONLY if printed to a PostScript printer using the correct PostScript driver for that printer make and model.

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EDGAR Submission Header Summary

Submission Type	**8-K**
Live File	**on**
Return Copy	**on**
Submission Contact	**Jennifer C. Ackart**
Submission Contact Phone Number	**727-567-4303**
Exchange	**NONE**
Confirming Copy	**off**
Filer CIK	**0000720005**
Filer CCC	**xxxxxxxx**
Period of Report	**05/03/10**
Item IDs	**7.01**
Notify via Filing website Only	**off**
Emails	**jennifer.ackart@raymondjames.com**
	doug.krueger@raymondjames.com
	stephanie.mailhot@raymondjames.com
	mike.badal@raymondjames.com
	lisa.williford@raymondjames.com

Documents

8-K	**k8050310.htm**
	8-K
EX-99.1	**ex99_1.htm**
	2010 Analyst/Investor Day Press Release
GRAPHIC	**logo.jpg**
8-K	**submissionpdf.pdf**
	pdf

Module and Segment References

SEC EDGAR XFDL Submission Header

```xml
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Jennifer C. Ackart</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>727-567-4303</value></field>
                <popup sid="SubSro_sroId_"><value>NONE</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0000720005</value></field>
                <field sid="SubFiler_filerCcc_"><value>sjm2a$jw</value></field>

                <field sid="SubTable_periodOfReport_"><value>05/03/10</value></field>
                <combobox sid="SubItem_itemId_"><value>7.01</value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>k8050310.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
                <field sid="SubDocument_description_"><value>8-K</value></field>
                <data sid="data1"><filename>k8050310.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>ex99_1.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>EX-99.1</value></combobox>
                <field sid="SubDocument_description_1"><value>2010 Analyst/Investor Day Press Release</value></field>
                <data sid="data2"><filename>ex99_1.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_2"><value>logo.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_2"><value>GRAPHIC</value></combobox>
                <data sid="data3"><filename>logo.jpg</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_3"><value>submissionpdf.pdf</value></field>
                <combobox sid="SubDocument_conformedDocumentType_3"><value>8-K</value></combobox>
                <field sid="SubDocument_description_3"><value>pdf</value></field>
                <data sid="data4"><filename>submissionpdf.pdf</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>jennifer.ackart@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_1"><value>doug.krueger@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_2"><value>stephanie.mailhot@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_3"><value>mike.badal@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_4"><value>lisa.williford@raymondjames.com</value></field>
        </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

May 3, 2010
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

On May 3, 2010, the Company issued a press release to announce that it would hold an Analyst/Investor Day at its international headquarters in St. Petersburg on May 5, 2010 at 8 a.m. EDT. Presentation slides will be available on the Company's website www.RaymondJames.com.

Exhibit No.

    99.1 Press release dated May 3, 2010 issued by Raymond James Financial, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: May 3, 2010   By: /s/ Jeffrey P. Julien
                                             Jeffrey P. Julien
                                             Senior Vice President - Finance
                                             and Chief Financial Officer

RAYMOND JAMES®

May 3, 2010
FOR IMMEDIATE RELEASE
RAYMOND JAMES FINANCIAL, INC.
TO HOST 2010 ANALYST/INVESTOR DAY

ST. PETERSBURG, Fla. – Raymond James Financial, Inc. announced today that it will hold an Analyst/Investor Day at its international headquarters in St. Petersburg on Wednesday, May 5, at 8 a.m. EDT. Presentations will be given by members of executive management including CEO Paul Reilly.

Presentation slides will be posted on the day of the event to raymondjames.com under About our Company, Investor Relations, Presentations and Webcasts.

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three principal wholly owned broker/dealers (Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd.) and Raymond James Investment Services Limited, a majority-owned independent contractor subsidiary in the United Kingdom, have a total of more than 5,300 financial advisors serving approximately 1.9 million accounts in 2,300 locations throughout the United States, Canada and overseas. In addition, total client assets are currently $242 billion, of which approximately $32 billion are managed by the firm's asset management subsidiaries.

-30-

For more information, contact Anthea Penrose at 727-567-2824
Please visit the Raymond James Press Center at raymondjames.com/media.